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                    Skadden, Arps, Slate, Meagher & Flom LLP
                                 4 Times Square
                            New York, New York 10036
                                 (212) 735-3000

DIRECT DIAL
(212) 735-2435
EMAIL ADDRESS
kkoppman@skadden.com

                                 June 14, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-9
Washington, D.C. 20549
Attention: Ms. Karen Garnett

          Re:  Newcastle Investment Holdings Corp.

Dear Ms. Garnett

     On behalf of Newcastle Investment Holdings Corp., formerly Newcastle Investment Corp., (the "Company"), please be advised that the Company's registration statement on Form S-11 (File No. 333-71932) (the "Registration Statement"), originally filed on October 19, 2001, and the amendments thereto, was terminated.

     After receiving and responding to comments from the Staff, the Company determined not to register its common stock for public sale. The Registration Statement was not declared effective and no securities were sold in connection with the Registration Statement. We hereby request that the Registration Statement be withdrawn pursuant to Rule 477 of the rules and regulations under the Securities Act.

     Please do not hesitate to contact me at (212) 735-2435 if you have any questions.

                                        Very truly yours,

                                        Katherine L. Koppman

cc:  David J. Goldschmidt

     Randal Nardone
     (Newcastle Investment Holdings Corp.)